                                                                    EXHIBIT 3.7

      Amendment to Section 3.19 of Article Three of First Bancorp's Bylaws

       First Bancorp's Bylaws were amended on December 15, 1999 to amend
Section 3.19 of Article Three by adding the following two sentences to the end of the section.

       The foregoing provisions shall not apply to any individual during the time such individual is serving as chief executive officer of the corporation. In addition, the board of directors may make exceptions to the limitations set forth in this section for directors added to the board of directors in connection with acquisitions by the corporation or its subsidiaries.